UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 14, 2019

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒ Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐ No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐ No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Publicly Held Company	Publicly Held Company
Taxpayer ID (CNPJ/MF): 16.404.287/0001-55	Taxpayer ID (CNPJ/MF) 60.643.228/0001-21
Company Registration (NIRE): 29.3.0001633-1	Company Registration (NIRE): 35.300.022.807
CVM Code: 13986	CVM Code: 12793

MATERIAL FACT

São Paulo, January 14, 2019 - Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3 | NYSE: SUZ) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and, jointly with Suzano, the “Companies”), complementing the information disclosed by the Companies in the Material Facts dated March 16, August 9, September 13 and November 29, 2018 and in the Notices to Shareholders dated November 29, 2018, January 2, 2019, January 3, 2019 and January 10, 2019, hereby jointly inform to their shareholders and the market that, on the date hereof (“Date of Consummation of the Operation” or “Date of Financial Settlement”), the corporate restructuring that is the object of the Voting Commitment and Assumption of Obligations entered into on March 15, 2048 was consummated (“Operation), with the effective combination of the operations and shareholder bases of Suzano and Fibria, in accordance with the agreement and plan of merger entered into on July 26, 2018 (“Merger Agreement”) and approved by the shareholders of the Companies in the shareholders meetings held on September 13, 2018.

As per the Notice to Shareholders jointly disclosed by the Companies on January 10, 2019, the shareholders of Fibria (“Fibria Shareholders”) that held shares at the end of trading on January 3, 2019 (“Base Date” and “Fibria Shareholders of Record”) were credited, on January 8, 2019, 0.4613 common share issued by Suzano for each common share in Fibria that they held.

Furthermore, on the date hereof, Eucalipto Holding S.A. (“Holding”) paid the amount corresponding to the redemption of the redeemable preferred shares of the Holding Company to the Fibria Shareholders of Record, equivalent to fifty reais and twenty centavos (R$50.20) for each redeemable preferred share of the Holding Company (“Final Value of the Adjusted Cash Installment”), which corresponds to the redemption amount per redeemable preferred share in the Holding Company, which originally was equivalent to fifty-two reais and fifty centavos (R$ 52.50), (i) less the amount of dividends, interest on equity and other amounts declared and/or paid by Fibria between March 15, 2018 and the Date of Consummation of the Operation, which corresponds to the dividends declared by Fibria in the Extraordinary Shareholders Meeting held on December 3, 2018 and paid in Brazil on December 12, 2018, in the amount of five reais and three centavos (R$5.03) per share issued by Fibria, and (ii) plus two reais and seventy-three centavos (R$ 2.73), corresponding to the variation in the average daily rate of the Brazilian interbank deposits expressed as an annual percentage, based on two hundred fifty-two (252) business days, calculated and disclosed daily by B3 S.A. — Brasil, Bolsa e Balcão (“DI Rate”), between March 15, 2018 and the Date of Consummation of the Operation (inclusive), considering that between January 10, 2019 (inclusive) and January 14, 2019 (inclusive) the DI Rate was estimated at six point four zero percent (6.40%) per annum.

The aforementioned amounts are gross, not considering any tax effects on the payment to resident or non-resident Fibria Shareholders, which are detailed in the Notice to Shareholders dated November 29, 2018.

São Paulo, January 14, 2019

SUZANO PAPEL E CELULOSE S.A.	FIBRIA CELULOSE S.A.
Marcelo Feriozzi Bacci	Marcelo Feriozzi Bacci
Chief Financial and Investor Relations Officer	Chief Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2019

Fibria Celulose S.A.

By:	/s/ Marcelo Feriozzi Bacci
Name:	Marcelo Feriozzi Bacci
Title:	Chief Financial Officer and Investor Relations Director